                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
------------------------------------------------------
                                                      :
                    In the Matter of                  :
                                                      :
          AMERICAN ELECTRIC POWER COMPANY, INC.       :     CERTIFICATE
                  Columbus, Ohio  43215               :         OF
                                                      :     NOTIFICATION
                        (70-5943)                     :
                                                      :
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935     :
------------------------------------------------------:

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from January 1, 2000, through March 31, 2000, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 539,517 shares of the Company's Common Stock, at a total purchase price of $14,908,562.80. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                              AMERICAN ELECTRIC POWER COMPANY, INC.


                              By:       /s/ A. A. Pena
                                            Treasurer

Dated:  April 25, 2000

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                    For the Period January 1 - March 31, 2000


TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                    SHARES                PRICE                TOTAL
   PERIOD           ISSUED              PER SHARE          PURCHASE PRICE

 TOTAL O/I
  PURCHASE           -0-                                        $-0-

                            - OPEN MARKET PURCHASES -

                     SHARES           AVERAGE PRICE                TOTAL
     DATE          PURCHASED            PER SHARE              PURCHASE PRICE
  01/04/2000         3,797               31.688               $   120,319.34
  01/11/2000         8,103               33.636                   272,552.51
  01/18/2000         3,742               33.063                   123,721.75
  01/25/2000         9,714               33.014                   320,698.00
  02/01/2000         5,245               33.688                   176,693.56
  02/08/2000         16,190              33.497                   542,316.43
  02/15/2000         3,139               31.563                    99,076.26
  02/22/2000         3,587               30.500                   109,403.50
  02/29/2000         14,059              28.125                   395,409.38
  03/07/2000         14,689              27.188                   399,364.53
  03/07/2000         60,000              27.571                 1,654,260.00
  03/08/2000         60,000              26.938                 1,616,280.00
  03/09/2000         60,000              26.896                 1,613,760.00
  03/10/2000         60,000              26.625                 1,597,500.00
  03/13/2000         65,000              26.394                 1,715,610.00
  03/14/2000         65,000              26.536                 1,724,840.00
  03/14/2000         l0,125              26.930                   272,666.25
  03/15/2000         55,506              27.188                 1,509,097.13
  03/16/2000           20                30.813                       616.26
  03/21/2000         9,478               29.992                   284,264.18
  03/28/2000         12,123              29.705                   360,113.72
                     ------                                       ----------
    TOTAL
 O/M PURCHASE       539,517                                   $14,908,562.80
                    =======                                   ==============


                         - TOTAL ACTIVITY THIS PERIOD -

                    SHARES PURCHASED                           TOTAL
                                                           PURCHASE PRICE
O/I Shares                -0-                              $   -0-
O/M Purchases           539,517                            14,908,562.80

TOTAL ACTIVITY          539,517                            $14,908,562.80
                        =======                            ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period January 1 - March 31, 2000



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                                TOTAL
                                         SHARES ISSUED      PURCHASE PRICE

Totals from last report                    47,773,594     $1,008,340,148.37
Transactions this period                      -0-                -0-

   Total Original Issue Shares             47,773,594     $1,008,340,148.37
                                           ==========      ================


                            - OPEN MARKET PURCHASES -

                                                                 TOTAL
                                         SHARES ISSUED      PURCHASE PRICE

Totals from last report                    20,384,429       $619,222,015.42
Transactions this period                      539,517         14,908,562.80

   Total Open Market Shares                20,923,946       $634,130,578.22
                                           ==========        ==============